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(GERDAU AMERISTEEL LOGO)

                  GERDAU AMERISTEEL APPOINTS ANDRE JOHANNPETER
                           AS CHIEF OPERATING OFFICER

TORONTO, July 26, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) today announced the appointment of Andre Johannpeter as chief operating officer.

In assuming the key COO leadership position, Mr. Johannpeter will be responsible for all North American consolidated steel manufacturing and commercial operations, as well as raw materials procurement. The addition of a COO to the organizational structure is reflective of the company's aggressive growth strategy and the operational demands of today's competitive steel industry. As chief operating officer, Mr. Johannpeter will report to Gerdau Ameristeel president and CEO, Phillip E. Casey.

Commenting on the appointment, president and CEO Phillip Casey said, "Gerdau Ameristeel is focused on strategic growth and is pursuing an accelerated capital investment program for performance improvements in all aspects of our rapidly expanding steel business. Mr. Johannpeter's exceptional knowledge of our steel business and his operational experience will be instrumental in coordinating the daily activities of our operations. We are fortunate to have Mr. Johannpeter's management skills and the added flexibility that he brings to our new organizational framework."

Mr. Johannpeter has over 20 years of steel industry experience in the international and North American business activities of the Gerdau Group. Throughout his career, Mr. Johannpeter has assumed increasingly responsible roles in the leadership of the company's manufacturing, commercial, and administrative activities. Mr. Johannpeter has been instrumental to the aggressive expansion of the North American steel operations and the successful integration of its diverse business segments. Since joining Gerdau Ameristeel, Mr. Johannpeter has served as chief operating officer of the Canadian operations and as vice president of corporate business development. Mr. Johannpeter will continue as a member of the board of directors of Gerdau Ameristeel.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities, and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial and investor information, visit www.gerdauameristeel.com.